May 16, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:

Duc Dang, Esq.

Sandra B. Hunter, Esq.

Re:

Universal Capital Management, Inc.

Preliminary Information Statement on Schedule 14C

Filed May 2, 2014

File No. 000-51132

VIA EDGAR ONLY

Ladies and Gentlemen:

This letter is being submitted in response to the comment letter dated May 12, 2014 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Preliminary Information Statement on Schedule 14C of Universal Capital Management, Inc. (the "Company").

For the Staff's convenience, the Staff's comment has been stated below in its entirety, with the Company's response set out immediately underneath it. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Preliminary Information Statement on Schedule 14C.

General

1.

We note you indicate that the consenting shareholders, representing approximately 50.55% of the total issued and outstanding shares of common stock, consented in writing, without a meeting, to the actions identified in the Preliminary Information Statement. Please tell us how the written consents were obtained in compliance with Regulation 14A so as not to constitute a proxy solicitation or explain why such regulation is not applicable. Please refer to Rule 14a-1(f) and (l) of Regulation 14A.

2601 Annand Drive, Suite 16, Wilmington, DE  19808

302-998-8824

www.unicapman.com

Response:

The written consents obtained to vote in favor of actions described in the Company’s Preliminary Information Statement on Schedule 14C (the “Schedule 14C Actions”) did not constitute a proxy solicitation pursuant to Regulation 14A.

Pursuant to Rule 14a-1(l)(2)(ii), the term Solicitation does not apply to the furnishing of a form of proxy to a security holder upon the unsolicited request of such security holder. As disclosed in the Company’s latest Annual Report on Form 10-K, and to a certain extent the Company’s subsequent Quarterly Reports on Form 10-Q and other filings:

1.	I am the sole officer and director of the Company and the Company operates without the benefit of having additional officers and directors.
2.	The Company does not have a full time Accounting Controller or Chief Financial Officer, it utilizes a part time consultant to perform these responsibilities.
3.	The Company utilizes a separate part time financial consultant to assist the Company in remaining current with its reporting responsibilities.
4.	The Company utilizes other business, business development, legal and financial consultants to assist it with its business operations, its reporting responsibilities and other matters.
5.

The Company’s most recent Annual Report on Form 10-K, Footnote 6 to the audited financial statements states in part: “During the year ending April 30, 2013 and 2012, the Company recognized $364,000 and $1,991,250, respectively, of stock-based compensation expense. The $364,000 of stock-based compensation expense for 2013 related to 3,700,000 shares of stock issuable to consultants for services provided (1,500,000 shares valued at $0.14 per share and 2,200,000 shares valued at $0.07 per share based on the quoted trade price on the grant dates). The $1,991,250 of stock-based compensation expense for 2012 related to 7,375,000 shares of stock issued to consultants for services provided and valued at $0.27 per share based on the quoted trade price on the grant dates.”

6.

The Company’s most recent Quarterly Report on Form 10-Q, Footnote 6 to the unaudited financial statements states in part: On June 1, 2013, the Company privately issued 2,125,000 shares of its restricted common stock, in exchange for services performed by ten consultants for the Company. The shares were valued at the quoted trade price of $0.19 per share on the grant date resulting in an expense of $403,750. On September 9, 2013, the Company privately issued 3,000,000 shares of its restricted common stock, in exchange for services performed by two consultants for the Company. The shares were valued at the quoted trade price of $0.07 per share on the grant date resulting in an expense of $210,000. On September 10, 2013, the Company privately issued 2,000,000 shares of its restricted common stock, in exchange for services performed by three consultants for the Company. The shares were valued at the quoted trade price of $0.07 per share on the grant date resulting in an expense of $140,000.

2601 Annand Drive, Suite 16, Wilmington, DE  19808

302-998-8824

www.unicapman.com

The determination to effect the Schedule 14C Actions came about after deliberative consultation with the Company’s consultants.  As the sole officer and director of the Company, I rely on the advice and counsel of these persons to assist me with matters such as the Schedule 14C Actions, and I would consider it a breach of my fiduciary duty to the Company solely make such decisions without seeking the advice and counsel of the Company’s consultants. Since the Company does not have a separate board of directors and other officers, I did not have the opportunity to consult with such persons. The Company has not been able to recruit suitable officers and directors to serve the Company as of late, given the financial condition of the Company and its inability to provide adequate compensation packages and officer and director insurance policies. As a result, the Company relies on outside consultants to advise its sole officer and director.

The Company’s consultant’s (or entities under their control) are the only shareholders who voted in favor of the Schedule 14C Actions. The Schedule 14C Actions are a simple, logical solution to better position the Company to increase shareholder value, and all such persons offered to vote in favor of the Schedule 14C actions. At no time did I solicit these persons, who are sophisticated persons who understand that the Schedule 14C actions benefit the Company and its shareholders. I have relationships with other shareholders who have significantly larger blocks of stock in the Company than many of the consultants who voted in favor of the Schedule 14C actions. I did not discuss these matters with such other persons because they were not part of the decision making process. At no time did I solicit them for their approval of the Schedule 14C actions. No such persons are counted as part of the approximately 50.55% who voted in favor of the Schedule 14C actions.

Accordingly, the Company is of the position that no proxy solicitation occurred under Rule 14a-1 and that it is eligible to utilize Schedule 14C.

Additionally, for your benefit, Appendix A attached to this letter provides the names and addresses of the all of the consultants who voted in favor of the Schedule 14C Action.  Many of these persons are existing or former officers and directors of the Company. All such persons hold their shares directly or indirectly through other entities that they are deemed to have control over pursuant to applicable SEC rules.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2601 Annand Drive, Suite 16, Wilmington, DE  19808

302-998-8824

www.unicapman.com

If you have any questions or comments regarding these responses, please do not hesitate to call the undersigned at 302- 998-8824, or to call the Company’s counsel, David M. Bovi, at 561-655-0665.

Very truly yours,

/s/ Michael D. Queen

Michael D. Queen,

Chief Executive Officer

cc:

David M. Bovi, Esq.

2601 Annand Drive, Suite 16, Wilmington, DE  19808

302-998-8824

www.unicapman.com

APPENDIX A

Michael Queen Barbara Queen Zenith Enterprises 3100 Old Limestone Road Wilmington, DE. 19808	Joseph Drennan 13 Wingstone Lane Devon, PA 19333
Robert Oberosler 29 Balfour Drive Mechanicsburg, PA 17050	Charles Hoover 1712 North Rock Springs Road Atlanta, GA 30324
Bruce Hall BHDH Family LP 836 Blue Jay Lane Coppell, TX 75019	Marcelo Morinigo 232 Arrowood Drive Newark, DE. 19713
Jeffery Muchow 13902 HayesStreet Overland Park, KS. 66221	Dominick Peronti Wilmington Property Management 2500 Marion Ave. Wilmington, DE 19805
David Bovi 319 Clematis Str. Suite700 West Palm Beach, FL 33401	Steve and Nancy Bernardo 6338 E Valley Green Road Flourtown, PA 19031
Jonathan Saunders Carlene Williams 159 Odyssey Drive Wilmington, DE 19808	Enrique Esquivel 5694 Pond Pine Point Road Oviedo, FL 32765

2601 Annand Drive, Suite 16, Wilmington, DE  19808

302-998-8824

www.unicapman.com